November 26, 2014

VIA EDGAR TRANSMISSION

Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Luxfer Holdings PLC Form 20-F for the Year Ended December 31, 2013

Filed March 31, 2014

(File No. 001-35370)

Dear Mr. Cash:

By letter dated November 14, 2014 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment on the annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed on March 31, 2014 (the “2013 Form 20-F”) by Luxfer Holdings PLC (the “Company,” “we” or “our”). The Company today is submitting herewith, via EDGAR and facsimile, a response to the Staff’s comment.

For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

Exhibits

1.	We note your disclosure on page 9 that in 2013 you obtained 57% of your aluminum from Rio Tinto Alcan and that you purchase most of your carbon fiber from Toray and Garfil. We also note that you have entered into a five-year magnesium supply contract for a portion of your magnesium requirements with U.S. Magnesium. Please tell us what consideration you have given to filing these and other material contracts as exhibits. Please see Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment to consider filing as exhibits to the 2013 Form 20-F any material contracts, as well as the supply contracts with Rio Tinto Alcan, Toray, Grafil (please note the 2013 Form 20-F contained a typographical error and the name of the supplying entity is spelled “Grafil”) and U.S. Magnesium, each as disclosed on page 9 of the 2013 Form 20-F.

The Company does not believe either the Rio Tinto Alcan aluminum supply contract (the “RTA contract”), the Toray and Grafil carbon fiber supply contracts (the “Toray and Grafil contracts”) or the U.S. Magnesium magnesium supply contract (the “U.S. Magnesium contract”) needs to be filed as an exhibit to the 2013 Form 20-F because the Company

Registered in England and Wales No. 3690830 Registered Office: As Above	Telephone: 044 (0)161 300 0600 Website: www.luxfer.com

John Cash, p. 2

believes each was made in the ordinary course of business and is not a contract upon which the Company’s business is substantially dependent, as described in more detail below.

As discussed with the Staff with respect to a similar comment to the Company’s registration statement filed in connection with its initial public offering, as a manufacturer of aluminum products, the Company enters into raw material contracts such as the RTA contract in the ordinary course of its business. Further, the Company believes the RTA contract is not one upon which the Company is substantially dependent because, in the event that the Company was to lose the benefits of such contract, the Company believes it would be able to replace the aluminum supply necessary to conduct its business activities with aluminum procured from alternative suppliers on similar and commercially reasonable terms. This belief is reinforced by a feasibility study conducted by the Company in 2013 whereby, as a precautionary measure, the Company sought to identify potential replacement suppliers, from some of which the Company does already purchase aluminum material.

As a manufacturer of composite gas cylinders and magnesium products, the Company enters into raw material contracts such as the Toray and Grafil contracts and the U.S. Magnesium contract in the ordinary course of its business. Further, the Company does not believe the Toray and Grafil contracts or the U.S. Magnesium contract are ones upon which the Company is substantially dependent because, in the event that the Company was to lose the benefits of such contracts, the Company believes it would be able to replace the carbon fiber supply or magnesium supply necessary to conduct its business activities with carbon fiber or magnesium, as applicable, procured from alternative suppliers on similar and commercially reasonable terms. The Company already purchases some equivalent materials from other suppliers.

The Company also acknowledges that each contract that is material and not made in the ordinary course of business must be included as an exhibit. Moreover, the Company reviews annually the Form 20-F filing requirements, including the instructions to Item 19 thereof, as evidenced by the Company’s filing of an amended senior facilities agreement and a note purchase agreement as exhibits to the 2013 Form 20-F.

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Also, as requested by the Staff, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Thank you for your consideration of the Company’s response. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact me at +44 161 300 0620.

Very truly yours,

  /s/ Andy Beaden

Mr. Andy Beaden

Group Finance Director

Luxfer Holdings PLC

cc:      Sebastian R. Sperber

(Cleary Gottlieb Steen & Hamilton LLP)